PRESS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES DECLARES

APRIL 2012 MONTHLY DISTRIBUTION

TORONTO, March 16, 2012 – The Board of Trustees of Brookfield Canada Office Properties (TSX: BOX.UN, NYSE: BOXC) announced a distribution of $0.09 per trust unit payable on April 15, 2012 to holders of trust units of record on March 30, 2012.

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About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Its portfolio is comprised of interests in 28 premier office properties totaling 20.7 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldcanadareit.com.

Contact: Matthew Cherry, Director, Investor Relations and Communications

(416) 359-8593; matthew.cherry@brookfield.com